UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 21, 2021

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 West Van Buren Street, Suite 501S	**60607**
Chicago, IL	(Zip Code)
(Address of principal executive offices)	

(312) 565-5700
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On October 21, 2021, the Federal Home Loan Bank of Chicago ("FHLBank Chicago") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended September 30, 2021, the declaration of a dividend for the quarter ended September 30, 2021, and dividend guidance for the next two quarters. The full text of the member letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon FHLBank Chicago's current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. FHLBank Chicago cautions that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, the impact of the COVID-19 pandemic on the global and national economies and on FHLBank Chicago and its members' businesses, maintaining compliance with regulatory and statutory requirements (including relating to FHLBank Chicago's dividend payments and retained earnings), any decrease in the levels of FHLBank Chicago business which may negatively impact FHLBank Chicago's results of operations or financial condition, the reliability of FHLBank Chicago's projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, FHLBank Chicago's ability to execute its business model and to pay future dividends (including enhanced dividends on activity stock), FHLBank Chicago's ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, FHLBank Chicago's ability to continue to offer the Reduced Capitalization Advance Program, FHLBank Chicago's ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations or other reasons, FHLBank Chicago's ability to protect the security of its information systems and manage any failures, interruptions, or breaches, uncertainties relating to the phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in FHLBank Chicago's periodic filings with the Securities and Exchange Commission, which are available on FHLBank Chicago's website at fhlbc.com. FHLBank Chicago assumes no obligation to update any forward-looking statements made in this Report. The financial results discussed in this Report are preliminary and unaudited.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Member Letter dated October 21, 2021
104	Cover Page Interactive Data File (formatted as inline XBRL)

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: October 21, 2021   By: /s/ Roger D. Lundstrom

                                                      Roger D. Lundstrom

                                                      Executive Vice President and Chief Financial Officer



Exhibit 99.1

Q3 2021 Financial Highlights

October 21, 2021

To Our Members:

We are pleased to announce that, based on our preliminary financial results for the third quarter of 2021, the Board of Directors of the Federal Home Loan Bank of Chicago (FHLBank Chicago) declared a dividend of 5.00% (annualized) for Class B1 activity stock and a dividend of 2.00% (annualized) for Class B2 membership stock, maintaining the levels declared for the first half of 2021. FHLBank Chicago pays a higher dividend per share on your Class B1 activity stock to recognize members that support the entire cooperative through the use of our products.

We expect to maintain a 5.00% (annualized) dividend for Class B1 activity stock through fourth quarter 2021 and first quarter 2022, based on current projections and assumptions regarding our financial condition. We are providing this information to assist you in planning your advance, letters of credit, and Mortgage Partnership Finance® (MPF®) Program on-balance sheet product activity with us.

We expect to report net income of $77 million for the third quarter of 2021 when we file our Form 10-Q with the Securities and Exchange Commission (SEC) next month. Our preliminary and unaudited financial results, details on the dividend payments, and our third quarter financial highlights are provided at the end of this letter.

Market-Driven Solutions for Our Members

We continue to converse with our members and analyze the market to find new ways to help grow your bottom line. As the markets have begun to rebound, we provided recent specials and strategies to best serve your institutions:

- Over the past quarter, we extended our most popular pricing specials until the end of the year, provided insight into balance sheet trends across Illinois and Wisconsin, and shared updated guidance of the ongoing LIBOR transition. We understand the challenges of navigating the uncertainty of the interest rate environment and want to provide you with opportunities to manage your balance sheet strategies more effectively. Please do not hesitate to reach out to your Sales Director about current specials and offerings.

- Improved market conditions have enabled us to provide better pricing on Mortgage Partnership Finance® (MPF®) Traditional products in the MPF program. In addition, the Federal Housing Finance Agency and U.S. Department of Treasury recently announced a one year suspension of certain restrictions contained in the Preferred Stock Purchase Agreement enabling the MPF program to resume the purchase of MPF Xtra® loans secured by investment property and second homes.

- We've enjoyed seeing many of you over the past quarter at our August Management Conference, Credit Union Conference, and ALM golf outings. As local health and safety protocols allow, we encourage you to continue to connect with us through



both in-person and virtual events. These are an added benefit to your membership, as we strive to provide timely insight from industry experts, offer networking opportunities with your peers, and fully leverage our FHLBank Chicago products and services. If there are topics or types of events your institution would find valuable in the future, we invite you to share those ideas with us.

Our Commitment to Diversity, Equity, and Inclusion

Our commitment to diversity, equity, and inclusion (DEI) is woven into all that we do to support the diverse communities you serve. Over the past year, our Sales Directors have reached out to ask some exploratory questions about your institution's DEI business goals. Your feedback helps us identify business opportunities to partner and connect with members whose DEI goals align with ours. We are looking forward to continuing these conversations with you in an effort to address the challenges in our society and seek new business and economic solutions that can increase equitable opportunities across our District, while enhancing your bottom line.

Providing Support for Your Communities

While our communities continue to weather the COVID-19 pandemic, we remain committed to creating and promoting equitable opportunities for underserved people and communities. In partnership with our members, we invest in programs and organizations advancing affordable housing and economic development in all parts of our District.

- **AHP Awards:** On October 25, we will announce our 2021 Affordable Housing Program (AHP) General Fund awards. Since 1989, we have awarded $508 million in subsidies to support the construction, acquisition and/or rehabilitation of more than 86,000 affordable housing units. AHP continues to be a valuable source of gap financing for affordable housing development within our District.

- **Downpayment Plus Program:** The 2021 Downpayment Plus (DPP®) and Downpayment Plus Advantage® (DPP Advantage®) programs continue to provide members easy-to-access downpayment and closing cost assistance to help their income-eligible borrowers achieve homeownership. As of the third quarter of 2021, we have awarded $15.4 million in DPP grants to over 2,600 households. We expect to open the 2022 DPP programs on January 18, 2022.

- **Deadline for Community Support Statements Approaching:** Most FHLBank Chicago members are required to submit a Community Support Statement (CSS) to the Federal Housing Finance Agency (FHFA) every two years. For 2021, members participating in the Community Support Program (CSP) subject to review must submit their CSS by October 29 using the FHFA Online CSP System. If you have any questions about completing and submitting your 2021 CSS, please contact Community Investment staff at communitysupportprogram@fhlbc.com.

As always, thank you for your membership in the Federal Home Loan Bank of Chicago.

Best regards,

Michael Ericson President and CEO



Third Quarter 2021 Dividend and Financial Highlights

On October 21 2021, the Board of Directors of FHLBank Chicago declared a dividend of 5.00% (annualized) for Class B1 activity stock and a dividend of 2.00% (annualized) for Class B2 membership stock based on preliminary financial results for the third quarter of 2021. The dividend for the third quarter of 2021 will be paid by crediting your DID account on November 15, 2021. Any future dividend payments remain subject to determination and declaration by our Board of Directors and may be impacted by further changes in financial or economic conditions, regulatory and statutory limitations, and any other relevant factors.

Selected financial data is below. For more details, please refer to the Condensed Statements of Income and Statements of Condition here. The financial results discussed are preliminary and unaudited. We expect to file our Form 10-Q with the Securities and Exchange Commission (SEC) next month. After it is filed, you will be able to access it on fhlbc.com or through the SEC's reporting website.

- Advances outstanding declined slightly to $46.0 billion at September 30, 2021, from $46.7 billion at December 31, 2020. We believe many of our depository members experienced an inflow of deposits on their balance sheets along with reduced loan demand, while also having access to other liquidity sources as a result of certain government actions related to the COVID-19 pandemic, which limited their need for advances. Although these factors continued to impact our advance balances, increased advance borrowing by insurance company members has mostly offset the decline.

- MPF loans held in portfolio continued to remain steady at $9.8 billion at September 30, 2021, compared to $10.0 billion at December 31, 2020.

- Total investment securities decreased 10% to $22.0 billion at September 30, 2021, down from $24.5 billion at December 31, 2020, primarily due to a reduction in investment in Treasury securities that matured and were not replaced.

- Total assets decreased to $98.6 billion as of September 30, 2021, compared to $100.4 billion as of December 31, 2020, primarily due to a decrease in investment securities.

- Letters of credit commitments decreased to $13.1 billion at September 30, 2021, down from $16.4 billion at December 31, 2020, primarily due to one of our former captive insurance company members reducing its letters of credit usage in connection with its membership termination in the first quarter of 2021.

- We recorded net income of $77 million in the third quarter of 2021, down from $85 million in the third quarter of 2020, primarily due to a decrease in net interest income attributable to the lower interest rate environment. Advance prepayment fees also decreased $20 million from $27 million in the third quarter of 2020 to $7 million for the same period in 2021. Additionally, advance prepayments throughout 2020 resulted in a decline in our portfolio of high interest earning advances, which reduced the yield earned and balance outstanding on our advance portfolio in the third quarter of 2021 compared to the same period in 2020. The decline in interest income was offset in part by lower operating expenses as information technology and employee compensation and benefits expenses decreased and by the absence of COVID-19 relief program expenses relative to the same period in the prior year.



- In the third quarter of 2021, noninterest income (loss) was ($2) million, up $6 million from ($8) million for the third quarter of 2020, primarily due to a decrease in losses on our trading securities.

- We remained in compliance with all of our regulatory capital requirements as of September 30, 2021.

Forward-Looking Information: This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, the impact of the COVID-19 pandemic on the global and national economies and on our and our members' businesses, maintaining compliance with regulatory and statutory requirements (including relating to our dividend payments and retained earnings), any decrease in our levels of business which may negatively impact our results of operations or financial condition, the reliability of our projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, our ability to protect the security of its information systems and manage any failures, interruptions, or breaches, uncertainties relating to the phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com. We assume no obligation to update any forward-looking statements made in this letter. "Community First," "Downpayment Plus," "DPP," "Mortgage Partnership Finance," "MPF," and "MPF Xtra" are registered trademarks of the Federal Home Loan Bank of Chicago.



Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	September 30, 2021		December 31, 2020		Change
Cash and due from banks, interest bearing deposits, Federal Funds sold, and securities purchased under agreement to resell	$	20,223	$	18,641	8 %
Investment debt securities		22,044		24,549	(10)%
Advances		46,042		46,695	(1)%
MPF Loans held in portfolio, net of allowance for credit losses		9,846		10,038	(2)%
Other		439		433	1 %
Assets	$	98,594	$	100,356	(2)%
Consolidated obligation discount notes	$	40,878	$	48,643	(16)%
Consolidated obligation bonds		49,041		42,670	15 %
Other		2,115		2,754	(23)%
Liabilities		92,034		94,067	(2)%
Capital stock		1,969		2,010	(2)%
Retained earnings		4,194		4,072	3 %
Accumulated other comprehensive income (loss)		397		207	92 %
Capital		6,560		6,289	4 %
Total liabilities and capital	$	98,594	$	100,356	(2)%
Member standby letters of credit - off balance sheet	$	13,116	$	16,395	(20)%

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	Three months ended September 30,			Nine months ended September 30,		
	2021	2020	Change	2021	2020	Change
Interest Income	206	285	(28)%	$ 623	$ 1,197	(48)%
Interest expense	(67)	(116)	(42)%	(221)	(744)	(70)%
Net interest income	139	169	(18)%	402	453	(11)%
Reversal of (provision for) credit losses	1	(1)	200 %	—	(7)	100 %
Net interest income after reversal of (provision for) credit losses	140	168	(17)%	402	446	(10)%
Noninterest income	(2)	(8)	(75)%	(25)	3	(933)%
Noninterest expense	(52)	(65)	(20)%	(168)	(207)	(19)%
Income before assessments	86	95	(9)%	209	242	(14)%
Affordable Housing Program assessment	(9)	(10)	(10)%	(22)	(25)	(12)%
Net income	$ 77	$ 85	(9)%	$ 187	$ 217	(14)%
Average interest earning assets	$ 95,640	$ 100,174	(5)%	$ 95,872	$ 101,636	(6)%
Net interest income yield on average interest earning assets	0.58 %	0.67 %	(0.09)%	0.56 %	0.59 %	(0.03)%